Report regarding the addition of
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
as a second-tier subsidiary of Woori Finance Holdings Co., Ltd.

On August 31, 2009, Woori F&I Co., Ltd. (“Woori F&I”), a wholly owned subsidiary of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”), added Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. as its subsidiary.

Key details

•	Name of company: Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.

•	Financial status as of August 31, 2009 (expected date of establishment):

(unit: millions of KRW)

Total assets (Won)	600	Shareholders’ equity (Won)	600
Total liabilities (Won)	—	Paid-in-capital (Won)	60

•	Primary business: Business activities related to the purchase, management and disposition of bonds and other instruments pursuant to the Asset Securitization Act.

•	Date of inclusion as a second-tier subsidiary of Woori Finance Holdings: August 31, 2009

•	Total number of subsidiaries of Woori Finance Holdings after inclusion: 43

•	Woori F&I Thirteenth Asset Securitization Specialty Co. Ltd is a wholly-owned subsidiary of Woori F&I, and is a special-purpose company established under the Asset Securitization Act.

•	Expected financial status as of September 25, 2009 (which is the expected asset transfer registration date):

(unit: millions of KRW)

Total assets	179,475	Total shareholders’ equity	55,243
Total liabilities	124,232	Paid-in-capital	5,524